         FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                           FILING COMPANY: SOLECTRON CORPORATION
                                  SUBJECT COMPANY: CENTENNIAL TECHNOLOGIES, INC.

                        CONFIDENTIAL - DO NOT DISTRIBUTE

                  SOLECTRON ENTERS INTO DEFINITIVE AGREEMENT TO
                      ACQUIRE CENTENNIAL TECHNOLOGIES, INC.

                                January 23, 2001

                       NEWS RELEASE QUESTIONS AND ANSWERS

The following questions and answers are prepared in anticipation of external and internal queries about this announcement, and as a whole are NOT to be distributed externally. Key people regarding this information and release are listed below.

SOLECTRON CORPORATION


                             Phone                   Fax                        Pager/Mobile
Bob Kula**                   +1 (408) 935 5405       +1 (408) 957 2855          +1 (408) 838 2159
Jack Pacheco*                +1 (510) 624 8134       +1 (510) 252 8450          +1 (510) 816 8134
Alan Marten*                 +1 (510) 624-8120       +1 (510) 623-1434          +1 (510) 366-7333
Steve Coghlan                +1 (408) 956 6773       +1 (408) 935 5415          +1 (800) 648 6693


CENTENNIAL TECHNOLOGIES, INC.

                             Phone                   Fax                        Mobile
Richard J. Pulsifer*         +1 (978) 805 2117       + 1 (978) 988 7651         +1 (617) 645 3317
Karen Schwartzman**          +1 (617) 437 9990       +1 (617) 267 9198


* spokesperson
** media contact



GENERAL

Q1.      WHO IS CENTENNIAL TECHNOLOGIES?
A1. Centennial Technologies, Inc. (NASDAQ: CENL) provides custom and industry standard PC cards for original equipment manufacturers. Centennial is a global leader in the integration of patented and proprietary technology into application-specific cards for commercial, industrial and military markets. Centennial's headquarters and ISO 9001 certified engineering and manufacturing facility are located in Wilmington, Massachusetts, just north of Boston, with sales and services offices in California, Florida, New York, North Carolina, Indiana, Pennsylvania and Texas. Centennial's international sales and service operations are headquartered in the United Kingdom. More information about Centennial is available at http://www.cent-tech.com.





Solectron Confidential                                                   Page 1

Q2.      IS CENTENNIAL A PUBLIC COMPANY?
A2.      Yes. Centennial (NASDAQ: CENL) is publicly traded.

Q3.      IS CENTENNIAL CURRENTLY A SOLECTRON CUSTOMER?
A3.      No. Solectron is actually a Centennial customer.

Q4.      WHAT IS SOLECTRON'S HISTORY WITH CENTENNIAL?
A4. Solectron and Centennial have done business with each other for a number of years.

Q5.      WHICH PARTS OF CENTENNIAL ARE INVOLVED IN THIS TRANSACTION?
A5. Solectron will acquire Centennial in its entirety, not just its manufacturing assets.

Q6.      WILL SOLECTRON MAINTAIN CENTENNIAL AS A WHOLLY OWNED SUBSIDIARY?
A6. No. Solectron intends to integrate Centennial into its Technology Solutions Business Unit led by Ajay Shah. Centennial will complement SMART's operations and product line.

Q7.      WHAT IS INVOLVED IN THE TRANSACTION?
A7. Solectron will acquire Centennial's design, manufacturing and marketing capabilities, including the company's facility and headquarters in Wilmington, Mass., and all of the company's sales and service offices in the United States and the United Kingdom. The Wilmington facility will add 34,000 square feet of operating space.

Q8.      WHAT ARE CENTENNIAL'S CORE COMPETENCIES?
A8. Centennial designs, manufactures and markets memory module and memory card solutions based on SRAM and flash technologies for OEMs and end users in multiple markets such as telecommunications, data communications, mobile computing and medical markets.

Q9.      DO OTHER COMPANIES PROVIDE THIS TYPE OF SERVICE?
A9. Yes. Viking Technology, Inc., Simple Technology Incorporated, and Kingston Technology, Inc. also compete with SMART, Solectron and Centennial in this same space.

Q10. HOW WILL THIS ACQUISITION HELP SOLECTRON EXPAND ITS CORE TECHNOLOGY BUSINESS OFFERING?
A10. It will help us expand in many ways. Centennial's engineering and sales expertise, and workforce will nicely complement our efforts at SMART.

Q11.     WILL THERE BE ANY DESIGN OR MANUFACTURING OVERLAP WITH CENTENNIAL?
A11. No. We see this acquisition as a broadening of TSBU's capabilities, particularly in the flash memory products space.





Solectron Confidential                                                   Page 2

Q12.     DOESN'T SOLECTRON ALREADY HAVE FACILITIES IN THE BOSTON AREA?
A12. Yes. Solectron has two existing sites in Westborough, including its research and development facility operated by Force Computers, Inc., which is also part of the Technology Solutions Business Unit.

Q13.     DOES SOLECTRON INTEND TO MERGE ITS OPERATIONS IN MASSACHUSETTS?
A13. Not as this time, however, Solectron continues to review opportunities to leverage the existing infrastructure at all of its sites.

Q14. HOW DOES THIS ACQUISITION STRATEGICALLY FIT WITH SOLECTRON'S EXISTING FOOTPRINT?
A14. Solectron will add a high-quality, low-volume and high-mix operation in Massachusetts and further strengthen its presence in the Eastern United States. Centennial will fit nicely into Solectron's supply-chain facilitator model.

Q15.     WHAT IS A GLOBAL SUPPLY-CHAIN FACILITATOR?
A15. A global supply-chain facilitator is a company that helps customers drive speed, efficiency and cost containment throughout the entire supply chain.

         Solectron realized early on that its customers needed a more flexible and streamlined supply-chain partner in order to respond to ever-changing market conditions and remain competitive in a marketplace where product cycles are shortening, new technologies are evolving, and e-commerce and Internet capabilities are advancing. In support of customers' needs, Solectron saw that it needed to offer more than just design and manufacturing services. The company needed to become a global supply-chain facilitator.

         As the world's premier supply-chain facilitator, Solectron will offer customers the broadest, most comprehensive and seamless suite of supply-chain solutions in the industry. This means that customers can turn to Solectron at any stage of the supply chain, anywhere in the world, and get the highest-quality, most flexible solutions to optimize their existing supply chains. The company's objective is to minimize boundaries in the supply chain from geographic borders to technological barriers - all in an effort to help its customers attain the fastest time-to-market with the lowest total costs, while helping them ensure the most efficient allocation of their scarce resources.

Q16.     WHO ARE CENTENNIAL'S CURRENT CUSTOMERS?
A16. Centennial's customers include Compaq, Nortel, Lucent, Motorola, 3Com, Cisco, Symbol Technologies, Intermec Technologies, and UPS, among others.

Q17.     WHEN IS THE TRANSACTION EXPECTED TO CLOSE?
A17. Solectron and Centennial Technologies anticipate the transaction will close in the second quarter of calendar year 2001.





Solectron Confidential                                                   Page 3

Q18.     DOES SOLECTRON HAVE THE RESOURCES TO MANAGE THESE NEW OPERATIONS?
A18. Yes. Solectron has a strong management structure and well-established global operations. Over the last several years, the company has been putting an infrastructure in place to support its rapid growth.

Q19.     HOW WILL SOLECTRON'S EXISTING CUSTOMERS AND SUPPLIERS VIEW THIS
         TRANSACTION?
A19. Solectron expects its customers and suppliers to view this as a positive transaction. This enhances Solectron's operations in the PC card and memory module design and manufacturing markets. In addition, Solectron expects its suppliers to view this acquisition as an additional opportunity to expand their relationship with Solectron.

Q20. GIVEN CENTENNIAL'S RECENT TROUBLED HISTORY SEVERAL YEARS AGO, WHY IS SOLECTRON PURCHASING THIS COMPANY?
A20. All of the investigations and class action lawsuits that came as a result of the misdeeds of certain former members of Centennial management appear to have been resolved or adequately contained.

Q21.     WILL SOLECTRON HAVE TO DEAL WITH THE SEC?
A21. Yes, but with routine matters related to this transaction. The SEC has closed its investigation of Centennial.

TECHNOLOGY

Q22.     WHAT TECHNOLOGY CAPABILITIES IS SOLECTRON ACQUIRING?
A22. Centennial's engineers and technical support specialists are experts in semiconductor memory technologies, standards and computability, and cooperative product design. A comprehensive set of value-added services, including proprietary design, custom programming, OEM packaging and labeling, are available to address specific customer needs. These capabilities have enabled Centennial to deliver custom designs to OEMs addressing a diverse set of applications across a wide array of vertical markets.

Q23.     WHY ARE THESE TECHNICAL CAPABILITIES OF VALUE TO SOLECTRON?
A23. Centennial is a global leader in the design, development, and manufacturing of PC cards and packaged modules that incorporate memory, custom logic, and proprietary devices. Centennial is an Executive Member of the Personal Computer Memory Card International Association (PCMCIA) steering committee. The company's technical staff and senior management actively participate and have been instrumental in establishing standards for the PC card industry. Relationships with leading semiconductor manufacturers such as AMD, ATMEL and Intel have allowed Centennial access to new technologies and enabled Centennial to develop beta designs for these emerging chip technologies. This allows Centennial to bring solutions incorporating the latest technology to market at the same time these devices became available from the manufacturer. Centennial also applies its technical expertise to create innovative product designs like its patented SRAM Recharge Card - a PC card with automatic recharge circuitry which protects SRAM during extended dormant periods.





Solectron Confidential                                                   Page 4

         Centennial specializes in partnering with OEMs to develop application specific product designs that meet requirements for form factor, functionality, performance, and capacity. Through its product and project management services, Centennial applies its expertise in custom memory module layout and design. In addition to ASIC and board level design, Centennial offers firmware and software programming and overall product evaluation and test. The result is rapid prototypes and short overall design to production cycles.

Q24.     WILL SOLECTRON BE REPLICATING THESE CAPABILITIES AT ALL SITES
         WORLDWIDE?
A24. Solectron's intent has always been to support the needs of its customers. Solectron will replicate what is necessary, when appropriate, around the world.

Q25.     IS SOLECTRON ACQUIRING ANY SPECIALIZED EQUIPMENT?
A25.     Solectron will acquire specialized manufacturing and test equipment.


SOLECTRON HUMAN RESOURCES

Q26. WILL ANY SOLECTRON ASSOCIATES BE LOSING THEIR JOBS AS A RESULT OF THE TRANSACTION?
A26. Solectron does not anticipate any job reductions as a result of the transaction.

Q27.     WHO WILL MANAGE THE NEW OPERATIONS IN WILMINGTON, MASS.?
A27.     We expect current management to stay in place.


CENTENNIAL HUMAN RESOURCES

Q28.     HOW MANY OF THE CENTENNIAL ASSOCIATES WILL SOLECTRON HIRE?
A28. Solectron expects to offer employment to all of Centennial's associates.

Q29.     WILL CENTENNIAL'S SITE MANAGEMENT TEAMS BE JOINING SOLECTRON?
A29. All of Centennial's management will be joining Solectron to ensure a smooth integration of the operations.


BUSINESS

Q30.     WHAT IS THE VALUE OF THE TRANSACTION?
A30. Under the terms of the agreement, Solectron will issue or reserve for issuance upon the exercise of assumed stock options approximately 2.96 million shares of Solectron common stock in exchange for all of Centennial's fully diluted equity, including all outstanding Centennial stock options to be assumed by Solectron in connection with the transaction. Based upon the average closing price of Solectron common stock last week, net of the proceeds from the exercise of stock options, the net purchase price of the transaction will be approximately US$108 million.

Q31.     WHAT IS THE EXCHANGE RATIO?





Solectron Confidential                                                   Page 5

A31. Using Centennial's current capitalization and assuming conversion of Centennial's outstanding convertible preferred stock, the exchange ratio for the transaction is expected to be approximately 0.536 shares of Solectron common stock for each share of Centennial common stock.

Q32.     WHICH ASSETS ARE INCLUDED IN THE TRANSACTION?
A32. Solectron will acquire all of Centennial's assets, including IP, technology, licenses, patents and other assets associated with the business.

Q33.     HOW MUCH REVENUE WILL COME TO SOLECTRON?
A33. It is Solectron's corporate policy not to disclose future revenue projections on its business.

Q34. WILL THIS TRANSACTION BE ACCOUNTED FOR USING THE PURCHASE METHOD OF ACCOUNTING OR POOLING-OF-INTERESTS?
A34. This transaction will be accounted for under the purchase method of accounting.

Q35.     IS THIS A CASH TRANSACTION OR A STOCK TRANSACTION?
A35.     Both parties expect that this will be a stock transaction.

Q36.     DOES SOLECTRON EXPECT A CHARGE AGAINST EARNINGS?
A36.     Solectron does not anticipate any material charge against earnings.

Q37. HOW MUCH WILL THE BUSINESS GENERATED FROM THIS TRANSACTION CONTRIBUTE TO SOLECTRON'S EARNINGS?
A37.     It is premature for Solectron to discuss this issue at this point.

Q38.     WHO ELSE DID CENTENNIAL CONSIDER SELLING ITS COMPANY TO?
A38.     We do not disclose that type of information.

PC CARDS

Q39.     WHAT ARE PC CARDS?
A39. The PC card is a standard form factor established by the PCMCIA (Personal Computer Mempry Card International Association). PC cards allow users to have additional memory capabilities that can be used in laptops or other devices. PC cards come in different sizes: Type I cards are usually memory cards; Type II cards are usually modem and network cards; and Type III cards are hard disk drives. PC cards are meant to operate in devices that have PC card slots.

SAFE HARBOR

This news release Q&A contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. In particular, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary government or shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties include conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergy and efficiencies of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business integration, risks associated with international sales and operations, environmental regulations, market risk, segment risk, the ability to retain key personnel and intellectual property rights enforcement. For a further list and description of risks and uncertainties, see the reports filed by Solectron with the Securities and Exchange Commission, specifically Solectron's forms 8-K, 10-Q, S-3 and 10-K, and by Centennial under the heading "Factors that May Affect Future Results" contained in Centennial's filings with the SEC. Each of Solectron and Centennial disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Solectron intends to file a registration statement on Form S-4 and Centennial intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction, each of which will contain information about the transaction. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available. The registration statement and the proxy statement/prospectus will contain important information about Solectron, Centennial, the transaction and related matters, including detailed risk factors. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http//www.sec.gov, or by directing a request to Solectron at 777 Gibraltar Drive, Milpitas, Calif. 95035, Attention: Thomas Alsborg, telephone: (408) 956-6614, or Centennial at 7 Lopez Road, Wilmington, Mass. 01887, Attention Richard J. Pulsifer, telephone: (978) 805-2323. In addition to the registration statement and the proxy statement/prospectus, Solectron and Centennial file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting Solectron and Centennial at the addresses listed above.

Centennial, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with this transaction. Centennial's directors are: William J. Shea, Eugene M. Bullis, Steven M. DePerrior, Jay M. Eastman, L. Michael Hone, David A. Lovenheim and John J. Shields. Centennial's executive officers are: L. Michael Hone, President and Chief Executive Officer; Richard N. Stathes, Executive Vice President - Worldwide Sales & Marketing; Jacques Assour, Senior Vice
President - Operations; John C. Nugent, Managing Director - Centennial Technologies International Limited; Richard J. Pulsifer, Vice President, Chief Financial Officer and Secretary; and Mary A. Gallahan, Vice President - Administration and Human Resources. Information concerning Centennial's directors and executive officers can be found in documents filed by Centennial with the SEC. Certain directors and executive officers of Centennial may have direct or indirect interest in this transaction due to securities holdings, vesting of options and rights to severance payments if their employment is terminated following the merger. Additional information regarding participants in the solicitation will be contained in the proxy statement/prospectus.





Solectron Confidential                                                   Page 6